ADITYA BIRLA GROUP

82-3428

04024226

3. The Secretary
National Securities Depository Ltd.,
Exchange Plaza
Bandra-Kurla Complex
Bandra (East)
MUMBAI – 400 051
Fax No. 24972993

4. The Secretary
Central Depository Services (India) Limited
Phiroze Jeejeebhoy Towers, 28th Floor,
Dalal Street
MUMBAI-400 001
Fax No. 22723199

SUPPL

5. Mr. Daniel Schammo
Banque International A Luxembourg
Societe Anonyme
69, Route d'Esch
L-2953 LUXEMBOURG
Fax No. 00 352 4590 2010
TEL No. 00 352 4590-1

PROCESSED
APR 15 2004
THOMSON FINANCIAL

6. **Securities and Exchange Commission-Attn:- International Corporate Finance**
Division of Corporate Finance
450 Fifth Street
Washington D C 20549,
United States of America
No. 001 202 942 2990

7. **C T Corporation**
818 West Seventh Street-Team 1
Los Angeles, CA 90017
Tel (213) 243-9200 Fax (213) 614-9347

8. **Securities and Exchange Board of India**
Mittal Court, "B" Wing, 1st Floor
Nariman Point
Mumbai 400 021.

dlw 4/14

SEC MAIL PROCESSING
RECEIVED
APR 09 2004
WASH. D.C. 155 SECTION

Ref : am/stex gn/ /14 April 7, 2004

ADITYA BIRLA GROUP

The Secretary,
The Stock Exchange, Mumbai
Phiroze Jeejeebhoy Towers,
Dalal Street,
MUMBAI – 400 001.

Kind Attn : Shri S. Subramanian, DCD-CRD

Dear Sir,

In terms of Clause 30 of the Listing Agreement, we hereby inform you that with the cessation of Shri Sanjeeb Chatterjee, as Company Secretary, Shri Anil Malik has been appointed as Company Secretary and Compliance Officer of the Company w.e.f. **6th April, 2004.**

The above is for your information and record.

Thanking you,

Yours faithfully
For HINDALCO INDUSTRIES LIMITED

D. Bhattacharya

D. BHATTACHARYA
MANAGING DIRECTOR

Copy to :

1. The Secretary
   National Stock Exchange of India Ltd.
   Exchange Plaza, 5th Floor
   Plot No. C/1, G Block
   Bandra-Kurla Complex
   Bandra (E)
   MUMBAI-400 051
   Tel No. 26598100/26598235/36
   Fax No. 26598237/38

2. The Secretary
   The Calcutta Stock Exchange Association Limited
   7, Lyons Range
   KOLKATA-700 001.
   Fax No. (033) 22202514/22214664